Exhibit 99.1
Avago Technologies Announces Appointment of Bian Ee Tan
to The Newly Created Position of Chief Operating Officer
SINGAPORE and SAN JOSE, Calif., — September 10, 2007 — Avago Technologies, a leading supplier of analog interface components for communications, industrial and consumer applications, today announced that effective November 1, 2007, Bian Ee Tan is appointed to the newly created position of Chief Operating Officer, reporting to Hock E. Tan (no relation), Avago’s president and CEO.
“Bian Ee brings a wealth of experience to his new role and his appointment reflects his outstanding capabilities at managing successful operations over his long tenure with the Company,” said Hock Tan, president and CEO of Avago Technologies. “In his new role as COO, Bian Ee will focus on overseeing and driving closer integration of our manufacturing organization with Avago’s worldwide sales organization.”
“I am enthusiastic about the opportunity to contribute to the future growth and success of Avago. This new role will allow me to apply all the skills and experiences I have acquired over my 30-plus years of service to this Company,” said Bian Ee Tan.
Bian Ee Tan has served as president of Avago’s Asia operations since December 2005. Prior to the closing of the acquisition of Avago by KKR and Silver Lake Partners, Bian Ee served as Vice President and General Manager, Electronic Components Business Unit of Agilent. He has held various other positions with Hewlett-Packard and Agilent, including Operations Manager for the Singapore Components Operation, Managing Director of Hewlett-Packard Malaysia, and Manufacturing Manager for the Semiconductor Products Business segment. Bian Ee began his career with Hewlett-Packard in 1973.
Bian Ee holds a diploma in medical laboratory technology and received an MBA, graduating with distinctions, from Golden Gate University.
About Avago Technologies Avago Technologies is a leading supplier of analog interface components for communications, industrial and consumer applications. By leveraging its core competencies in III-V compound and silicon semiconductor design and processing, the company provides an extensive range of analog, mixed signal and optoelectronics components and subsystems to more than 40,000 customers. Backed by strong customer service support, the company’s products serve four diverse end markets: industrial and automotive, wired infrastructure, wireless communications, and computer peripherals. Avago has a global employee presence and heritage of technical innovation dating back 40 years to its Hewlett-Packard roots. Information about Avago is available on the Web at www.avagotech.com.
Investor Contact:
 Jim Fanucchi
Summit IR Group Inc.
(408) 404-5400
jim@summitirgroup.com